

June 28, 2022

Sanjay Shirodkar
Partner
DLA Piper LLP (US)
500 Eighth Street, NW
Washington, DC 20004

      Re: UpHealth, Inc.
           DEFA14A filed June 27, 2022
           SEC File No. 1-38924

Dear Mr. Shirodkar:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

DEFA14A filed June 27, 2022

General

1.   We note the following statement in the press release dated June 27, 2022 included as an exhibit to the DEFA14A: "Despite the Conflicted Group's repeated attempts to discourage voting at the Annual Meeting, more than 75% of the shares that were not owned by members of the Conflicted Group had submitted proxies as of the close of business on Friday, June 24." Rule 14a-9 prohibits false and misleading disclosure in a proxy statement. The Note to Rule 14a-9 provides examples of what may constitute false or misleading statements Among the examples is "claims made prior to a meeting regarding the results of a solicitation." See Note c. to Rule 14a-9. We believe the quoted language raises serious concerns under Rule 14a-9, in light of the fact that the quorum matter is at the heart of this contested solicitation and is central to the court challenge which resulted in an order enjoining the annual meeting. We believe the company should make corrective disclosure to address this and the other matters addressed in comments below.

2.   We note that the court has enjoined the annual meeting indefinitely, pending litigation on the merits about whether the board members violated their fiduciary duties in lowering the quorum requirement. A new date has not been set for the annual meeting and it is unclear whether the record date will be changed. We further note the statement in the press release that "shareholders do not need to take any action at this time." In additional soliciting materials, disclose that shareholders who have submitted proxies to the company may revoke them and that the quorum for the annual meeting when it is ultimately held has not yet been determined.

3.   The company's definitive proxy statement filed May 31, 2022 contains disclosure that the quorum for the annual meeting is one third of the outstanding shares. However, as you note, the dissidents were successful in obtaining a preliminary injunction preventing the annual meeting scheduled for June 28th on the grounds that lowering the quorum requirement from a majority to one third of the shares may have violated the directors' fiduciary duties. It is currently unknown when the annual meeting will be held and what the quorum requirement will be when it is held. Please supplementally advise whether you intend to use proxies previously submitted to the company at the annual meeting when it is held and under what circumstances. For example, if the record date for the annual meeting changes, will you seek to use previously-submitted proxies? If the quorum for the annual meeting changes, will you seek to use previously-submitted proxies and under what circumstances? Please supplementally tell us how you intend to proceed including a cite to applicable federal proxy rules and appropriate supporting analysis.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions